UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009 or
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________to __________
Commission File Number 1-6720
A.	Full title of the plan:	A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

B.	Name of Issuer of securities held pursuant to the plan and address of its principal executive office:

A. T. CROSS COMPANY ONE ALBION ROAD LINCOLN, RHODE ISLAND 02865

A.T. Cross Company
Defined Contribution
Retirement Plan

Financial Statements for the Years Ended
December 31, 2009 and 2008, Supplemental
Schedule as of December 31, 2009, and
Report of Independent Registered Public
Accounting Firm

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

TABLE OF CONTENTS
Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4-9
SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2009:
Form 5500 - Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Employee Retirement Plan Committee, Participants and Trustees

of the A.T. Cross Company Defined Contribution Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Stowe & Degon, LLC

June 7, 2010
A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS:
Investments at fair value
A.T. Cross Company common stock	$ 816,232	$ 276,785
Mutual funds	20,516,328	17,287,261
Common/collective trust	14,247,937	15,149,743
Participant loans	753,548	683,245

Total investments	36,334,045	33,397,034

Contributions receivable
Employer	307,026	488,292
Participants	-	18,991
Total contributions receivable	307,026	507,283

Total assets	36,641,071	33,904,317

LIABILITIES - Fees payable	-	1,977

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	36,641,071	33,902,340

Adjustment from fair value to contract value for fully benefit-responsive	(58,772)	646,356
investment contracts

NET ASSETS AVAILABLE FOR BENEFITS	$ 36,582,299	$ 34,548,696
See notes to financial statements

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$ 4,933,217	$ (10,174,434)
Interest and dividend income	880,927	1,719,981

Total investment income (losses)	5,814,144	(8,454,453)

Contributions:
Participants	1,157,135	1,425,168
Employer	759,996	1,069,983

Total contributions	1,917,131	2,495,151

Total additions(deductions), net of investment losses	7,731,275	(5,959,302)

DEDUCTIONS:
Administrative expenses	20,459	22,381
Benefits paid to participants	5,677,213	4,455,079

Total deductions	5,697,672	4,477,460

NET INCREASE (DECREASE)	2,033,603	(10,436,762)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	34,548,696	44,985,458

End of year	$ 36,582,299	$ 34,548,696

See notes to financial statements

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2009 AND 2008
1.	DESCRIPTION OF THE PLAN

The following description of the A.T. Cross Company Defined Contribution Retirement Plan (the "Plan") provides general information only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering substantially all employees of A.T. Cross Company (the "Company"). The Plan is administered by a committee of three people appointed by the Company (the "Retirement Plan Committee") and is subject to the Employee Retirement Income Security Act of 1974 ("ERISA").

Trustee of the Plan - Bank of America, N.A. is the trustee of the Plan. As trustee, Bank of America, N.A. holds the Plan's assets, maintains the accounting records of the Plan, and invests the Plan's assets. The trustee makes distributions in accordance with instructions of the Plan administrator.

Eligibility - Employees become eligible to participate in the Plan beginning the first quarter coincident with or next following their date of hire.

Contributions - Upon entry into the Plan, a participant may contribute to the Plan an amount equal to any percentage from 1 percent through 25 percent of his or her annual salary.

The Company makes matching contributions to the Plan in an amount equal to 100 percent of each participant's contribution of 2 percent or less of the participant's salary, and 50 percent of each participant's contribution in excess of 2 percent and up to a maximum of 6 percent of the participant's salary.

The Plan also allows for profit-sharing contributions at the discretion of the Board of Directors. A participant must complete one year of service and be employed on the last day of the Plan year in order to receive an allocation of profit-sharing contributions. There were no Company discretionary profit-sharing contributions made for the years ended December 31, 2009 and 2008.

The Plan was amended in 2006 to provide for an additional year-end "Core Contribution" that mirrors the vesting schedule of the employer match. Under the amendment the Company is required to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan and who is employed as of the last day of the Plan year, representing 2 percent of eligible compensation paid to each eligible employee during the plan year. This contribution amounted to $282,690 and $349,631 for 2009 and 2008, respectively, and was remitted to the Plan in 2010 and 2009, respectively. The amendment also requires the Company to provide a contribution to the Plan, allocated to each employee eligible to participate in the Plan, who is employed as of the last day of the Plan year, and who has attained the age of 55 as of May 20, 2006, representing between 1 percent and 8 percent of the compensation paid to each eligible employee during the Plan year, for each of the years 2006 through 2008. This contribution totaled $93,072 for 2008 and was remitted to the Plan in 2009.

Contributions are subject to certain Internal Revenue Code (IRC) limitations.

1.	DESCRIPTION OF THE PLAN (CONTINUED)

Participant Accounts - Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of (1) Company discretionary profit-sharing contributions, (2) Company year-end "Core Contributions", and (3) Plan earnings and losses and certain fund management fees. Allocations of Company discretionary profit-sharing contributions and year-end "Core Contributions" are based on the participant's eligible compensation. Allocations of Plan earnings, Plan losses and certain fund management fees are based on participant account balances as elected. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions and all Company contributions into various investment options offered by the Plan. The Plan offers several mutual funds, a common/collective trust and Company common stock as investment options for participants.

Participant Loans - Participants may borrow from their fund accounts from a minimum of $1,000 up to 50 percent of their vested account balances up to a maximum of $50,000. Loans are repaid through payroll deductions, and the period of repayment for any loan cannot exceed five years. A participant may repay the entire outstanding balance of his or her loan at any time. Participants are limited to one outstanding loan at a time. Each loan is secured by the balance in the participant's account and bears interest at rates commensurate with prevailing rates. The methodology for determining loan interest rates, as designated by the loan procedure, is Prime rate plus one percent.

Withdrawals - Withdrawals from the participant's vested portion of the Plan are permitted prior to retirement if the participant is able to demonstrate financial hardship as defined by the Code. Additionally, participants that are active status may take a normal retirement in-service distribution at age 65 in an amount up to 100% of the vested account balance.

Vesting - Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contributions is at a rate of 20 percent for each year a participant works 1,000 hours.

If a participant leaves the Company prior to becoming 100 percent vested in the Company's contributions, the non-vested portion of the Company's contributions will be forfeited if the participant does not return to work at the Company within one year.

Forfeited Accounts - At December 31, 2009 and 2008, forfeited nonvested accounts totaled $67,057 and $25,297, respectively. Forfeited matching contributions will be used to reduce future Company matching contributions. Forfeited profit-sharing contributions will be redistributed to current participants based on their prior year compensation. For the years ended December 31, 2009 and 2008, forfeitures of $28,507 and $32,566, respectively, were used to reduce matching contributions made by the Company.

Payment of Benefits - Upon early or normal retirement, as defined by the Plan, a participant can elect to receive a lump-sum distribution equal to the vested interest in his or her account, or, alternatively, to have the Plan establish a monthly payment schedule to distribute the benefits in substantially equal installments to the participant over a period of time.

Administrative Expenses - All reasonable expenses of administering the Plan may be paid from assets of the Plan. Alternatively, the Company may, at its discretion, pay any or all such expenses.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Benefits - Benefits are recorded when paid.
3.	INVESTMENTS

Investments that represented five percent or more of the Plan's net assets available for benefits at
December 31 are as follows:
	2009	2008

Stable Asset Fund for Employee Benefit Plans	$ 14,247,937	$ 15,149,743
Janus Balanced Fund	4,892,272	4,954,069
Columbia Acorn Fund	2,900,218	2,324,057
Delaware Diversified Income Fund	3,822,656	2,756,136
American Funds Growth Fund of America	2,647,427	2,339,403
American Funds Europacific Growth Fund	1,991,031	-

During 2008 and 2007, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:
	2009	2008

A.T. Cross Company Common Stock	$ 416,765	$ (657,355)
Mutual Funds	4,516,452	(9,517,079)

Net appreciation (depreciation)	$ 4,933,217	$(10,174,434)

4.	FAIR VALUE MEASUREMENTS

Financial Accounting Standards Board Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

    Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
    Level 2: Inputs to the valuation method include: quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
    Level 3: Inputs to the valuation method are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008:

Common stock - valued at the closing price reported on the active market on which the securities are traded.

Mutual funds - valued at the net asset value of shares held by the Plan at year end as reported on the active market on which the shares are traded.

Common collective trust - valued at the net asset value calculated by the fund manager based on the underlying investments.

Participant loans - valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The following table sets forth, by level within the fair value hierarchy, the Plan's investments at fair value as of December 31, 2009 and 2008:
Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Common stock	$ 816,232	$ -	$ -	$ 816,232
Mutual funds
Growth funds	8,340,813	-	-	8,340,813
Bond funds	3,822,656	-	-	3,822,656
Balanced funds	4,892,272	-	-	4,892,272
Value funds	1,812,411	-	-	1,812,411
Target date funds	1,087,428	-	-	1,087,428
Index funds	560,748	-	-	560,748
Common collective trust	-	14,247,937	-	14,247,937
Participant loans	-	-	753,548	753,548

Total investments at fair value	$ 21,332,560	$ 14,247,937	$ 753,548	$ 36,334,045
Assets at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

Common stock	$ 276,785	$ -	$ -	$ 276,785
Mutual funds
Growth funds	6,817,404	-	-	6,817,404
Bond funds	2,756,136	-	-	2,756,136
Balanced funds	4,954,069	-	-	4,954,069
Value funds	1,353,370	-	-	1,353,370
Target date funds	768,110	-	-	768,110
Index funds	638,172	-	-	638,172
Common collective trust	-	15,149,743	-	15,149,743
Participant loans	-	-	683,245	683,245

Total investments at fair value	$ 17,564,046	$ 15,149,743	$ 683,245	$ 33,397,034

4.	FAIR VALUE MEASUREMENTS (CONTINUED)

The table below sets forth a summary of changes in the fair value of the Plan's level 3 investments for the years ended December 31, 2009 and 2008.

Participant loans	2009	2008

Balance, beginning of year	$ 683,245	$ 534,483
Purchases, sales, issuances and settlements (net)	70,303	148,762

Balance, end of year	$ 753,548	$ 683,245

5.	TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan's investments include shares of mutual funds and a common collective trust managed by Bank of America, N.A., the trustee. The transactions in these investments qualify as party-in-interest transactions. Fees paid by the Plan to the trustee for fund administrative expenses amounted to $20,459 and $22,381 in 2009 and 2008, respectively.

At December 31, 2009 and 2008, the Plan held 152,934 and 94,311 shares of common stock of the Company, with a cost basis of $683,554 and $566,784, respectively.

6.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

7.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become fully vested in their accounts.
8.	TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company, by a letter dated April 30, 2004, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable requirements of the IRC.

******

A.T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN
EIN: 05-0126220
PLAN: 002

FORM 5500 - SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2009

(c)	Description of Investment,
(b)	Identity of Issue,	Including Maturity Date,
Borrower, Lessor	Rate of Interest, Collateral,	(e)	Current
(a)	or Similar Party	Par or Maturity Value	(d) Cost **	Value

*	A.T. Cross Company	Common stock	$ 816,232
*	Bank of America	Stable Asset Fund for Employee Benefit Plans	14,189,165
American Funds	Growth Fund of America	2,647,427
American Funds	American Funds EuroPacific Growth Fund	1,991,031
Columbia	Columbia Acorn Fund	2,900,218
Columbia	Columbia Large Cap Index Fund	560,748
Delaware	Delaware Diversified Income Fund	3,822,656
Fidelity	Fidelity Advisor Freedom Income Fund	23,432
Fidelity	Fidelity Advisor Freedom 2010 Fund	238,966
Fidelity	Fidelity Advisor Freedom 2020 Fund	563,663
Fidelity	Fidelity Advisor Freedom 2030 Fund	152,569
Fidelity	Fidelity Advisor Freedom 2040 Fund	108,798
Janus	Janus Balanced Fund	4,892,272
Oppenheimer	Oppenheimer Value Fund	676,829
Rainier	Rainier Small/Mid Cap Equity Fund	477,705
Royce	Royce Value Plus - Service Fund	324,432
Goldman Sachs	Mid Cap Value Fund	1,135,582

*	Plan participants	Loans to participants with interest rates ranging from 4.25% to 9.25%, due in various installments through December 2014	753,548

TOTAL INVESTMENTS	$ 36,275,273

*	Party in interest
**	Cost information is not required for participant-directed investments and therefore is not included.

Exhibits:

Exhibit 23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

A. T. CROSS COMPANY DEFINED CONTRIBUTION RETIREMENT PLAN

Date:	June 28, 2010	By:	Bank of America, N.A., Trustee

		By:	/s/JAMES F. FLEMMING
James F. Flemming
			Title:	Vice President